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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                               ------------------

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                DEP CORPORATION

                           (Name of Subject Company)

                                DEP CORPORATION

                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)

                                  233202-40-7

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                               ROBERT H. BERGLASS
                             CHAIRMAN AND PRESIDENT
                                DEP CORPORATION
                              2101 EAST VIA ARADO
                           RANCHO DOMINGUEZ, CA 90220
                                 (310) 604-0777

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                WITH A COPY TO:

                             PAUL D. TOSETTI, ESQ.
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                             LOS ANGELES, CA 90071
                                 (213)485-1234

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is DEP Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2101 East Via Arado, Rancho Dominguez, California 90220. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share, of the Company (the "Shares").

ITEM 2. TENDER OFFER OF PURCHASER.

    This statement relates to the tender offer by Henkel Acquisition Corp. II, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Henkel KGaA, a Kommandigesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 20, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $5.25 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 20, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 13, 1998 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Subject to certain terms and conditions of the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") as soon as practicable after the expiration of the Offer, with the Company as the corporation surviving the Merger (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as EXHIBIT 1 and is incorporated herein by reference.

    The Schedule 14D-1 states that the principal executive offices of Parent are located at HenkelstraSSe 67, D-40191 Dusseldorf, Germany and the principal executive offices of Purchaser are located at 220 Renaissance Boulevard, Suite 200, Gulph Mills, PA 19406. A copy of the press release issued by the Company and Parent is filed hereto as EXHIBIT 2 and is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as described or referred to below or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective officers, directors or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

    Information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the Company's Proxy Statement for its Annual Meeting of Stockholders held on December 5, 1997 (the "Proxy Statement") filed with the Securities and Exchange Commission on October 29, 1997. A copy of the Proxy Statement is attached hereto as EXHIBIT 3, and the relevant portions thereof are incorporated herein by reference.

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Employment Agreements (March 1998)

    The following is a summary of the material terms of the March 1998 Agreements (as defined below). This summary is not a complete description of such agreements and is qualified in its entirety by reference to the complete texts of the agreements, copies of which are filed herewith as EXHIBITS 4 AND 5 and are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the applicable agreement.

    The Company has entered into employment agreements with Mr. Robert Berglass and Mr. Grant Johnson dated as of March 23, 1998 (the "March 1998 Agreements"). The March 1998 Agreements provide for full time employment for a five (5) year period until March 23, 2003 at an annual Base Salary of not less than $565,000 (in the case of Mr. Berglass) and $227,000 (in the case of Mr. Johnson). In addition, the March 1998 Agreements provide for the continuation of incentive compensation under the Company's Performance Bonus Plan (in the case of Mr. Berglass) and the DEP Company Executive Bonus Plan (in the case of Mr. Johnson) during the terms of their respective agreements as well as continuation of benefits under the Company's insurance and health care benefit plans (in the case of Mr. Berglass, until such time as he is entitled to participate in medical and hospital benefits under Medicare). In the event the Company terminates Mr. Berglass' or Mr. Johnson's employment for any reason other than Just Cause or in the event Mr. Berglass or Mr. Johnson terminates his employment with the Company for Good Reason, the Company will pay such executive a lump sum severance benefit equal to the benefits he would have been entitled to receive over the remaining term of the applicable March 1998 Agreement and full vesting of his then outstanding stock options. The March 1998 Agreements also provide certain rights in the event of a Change of Control of the Company. If there is a Change of Control and within two years following such Change of Control either Mr. Berglass or Mr. Johnson is terminated for any reason other than Just Cause or voluntarily terminates employment with the Company for Good Reason, then such person is entitled to receive a lump sum payment equal to his then accrued and unpaid Base Salary plus 299% of the sum of his Base Salary and Assumed Incentive Compensation and full vesting of his then outstanding stock options. Any termination payments by the Company would be grossed up on an after-tax basis with respect to certain federal excise taxes, if applicable.

    In July 1998, the Company transferred to Mr. Berglass its ownership interest in a $1 million key-man whole life insurance policy under which Mr. Berglass was the insured and the Company was the beneficiary. Accordingly, Mr. Berglass will be responsible for payment of the policy's future premiums.

Merger Agreement and Ancillary Documents

    In connection with the transactions contemplated by the Merger, the following agreements were entered into: the Merger Agreement; Stockholder Option Agreements, dated July 13, 1998, by and among Parent, Purchaser and each of Robert H. Berglass, The Berglass Charitable Remainder Trust UDT 7/8/98 and The Berglass 1995 Irrevocable Trust UDT 6/27/95 (collectively, the "Stockholder Option Agreements"); the Stock Option Agreement, dated July 13, 1998, by and among Parent, Purchaser and the Company (the "Company Option Agreement"); the Employment Agreement dated as of July 8, 1998, by and between Robert H. Berglass and the Company (the "Berglass Employment Agreement") and the Employment Agreement, dated as of July 8, 1998, by and between Grant Johnson and the Company (the "Johnson Employment Agreement" and, together with the Berglass Employment Agreement, the "July 1998 Agreements") (collectively, the "Agreements").

    The following is a summary of the material terms of the Agreements. Such summary is not a complete description of the Agreements and is qualified in its entirety by reference to the complete texts of the Agreements, copies of which are filed herewith as exhibits and are incorporated herein by reference. Capitalized terms not otherwise defined herein shall have the meanings set forth in the applicable Agreement.

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The Merger Agreement

    The offer is being made pursuant to the Merger Agreement, a copy of which has been filed with the Commission as EXHIBIT 1 hereto.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent or Purchaser has expressly reserved the right to waive conditions of the Offer (except as set forth below with respect to the Minimum Condition), in whole or in part, at any time and from time to time in their sole discretion. Purchaser has agreed that it will not, without the prior written consent of the Company, (i) decrease or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer (except any amendment so that the Offer is the 49.9% Offer), (iii) impose additional conditions of the Offer, (iv) change the conditions of the Offer (provided that Parent or Purchaser in its sole discretion may waive any conditions to the Offer other than the Minimum Condition) or (v) make any other change in the terms or conditions of the Offer which is materially adverse to the holders of the Shares. The obligation of Purchaser to consummate the Offer and to accept for payment and to pay for any Shares tendered pursuant to the Offer will be subject only to the conditions set forth under "Certain Conditions of the Offer."

    If the conditions set forth under "Certain Conditions of the Offer" are satisfied as of any scheduled expiration date of the Offer, Purchaser may extend the Offer for up to ten business days in the aggregate, and may extend the Offer for a longer period with the prior written consent of the Company or as required by law.

    If the conditions set forth under "Certain Conditions of the Offer" are not satisfied or, to the extent permitted by the Merger Agreement, waived by Parent or Purchaser as of any scheduled expiration date, Purchaser may extend the Offer from time to time (but not beyond the date that is fifty business days from the date of the Merger Agreement) and, in any event, upon the written request of the Company, Purchaser will extend the Offer from time to time until the earlier of the consummation of the Offer or forty business days from the date of the Merger Agreement (provided, that Purchaser shall not be obligated to make any such extension if (i) it reasonably determines that all such conditions are not likely to be satisfied by such date or (ii) it shall then have the right to terminate the Merger Agreement, pursuant to its terms).

    BOARD REPRESENTATION. Promptly upon the purchase of Shares by Purchaser pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Purchaser representation on the Board of Directors of the Company equal to the product of the number of directors on the Board of Directors of the Company (determined after giving effect to the directors elected pursuant to this provision) and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request by Purchaser, promptly increase the size of the Board of Directors of the Company or use its best efforts to secure the resignations of such number of directors as is necessary to provide Parent with such level of representation and shall cause Parent's designees to be so elected; provided, however, that Purchaser shall be entitled to designate a number of directors equal to or greater than 50% of the total number of directors only if Purchaser then owns 90% or more of the Shares then outstanding. The Company will also use its best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the entire Board of Directors of the Company to be on (i) each committee of the Board of Directors of the Company and (ii) each Board of Directors and each committee thereof of each subsidiary of the Company. The Company's obligations to appoint designees to its Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of Purchaser, the Company shall take all actions necessary to effect any such election or appointment of Purchaser's designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Purchaser otherwise elects, shall be so mailed together with the Schedule 14D-9. In light of the provisions of the Merger Agreement described above requiring, as a condition to Purchaser's designees comprising a

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majority of the Board of Directors, that Purchaser then own 90% or more of the
Shares, Purchaser has determined to elect not to require such information in the mailing of the Schedule 14D-9. If it becomes necessary to disseminate such information, Purchaser and Parent will supply to the Company all information with respect to themselves and their respective officers, directors and affiliates required by such Section and Rule.

    Notwithstanding the foregoing, neither Parent nor Purchaser will take any action to prevent at least two persons who are directors of the Company on the date hereof from remaining as directors of the Company ("Continuing Directors") until the Effective Time. Following the election or appointment of Purchaser's designees pursuant to the preceding paragraph and prior to the Effective Time, and so long as there shall be at least one Continuing Director, such designees shall abstain from acting upon, and the approval of a majority of the Continuing Directors shall be required, and sufficient, to authorize any resolution with respect to any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors of the Company, any extension of time for the performance of any of the obligations or other acts of Parent or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement for the benefit of the Company and any action to seek to enforce any obligation of Parent or Purchaser under the Merger Agreement. If at any time the Continuing Directors reasonably deem it necessary to consult independent legal counsel in connection with their duties as Continuing Directors or actions to be taken by the Company, the Continuing Directors may retain such counsel for such purpose and the Company has agreed that it will pay the reasonable expenses incurred in connection therewith.

    THE MERGER. The Merger Agreement provides that upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the relevant provisions of the DGCL, Purchaser shall be merged with and into the Company as soon as practicable following the satisfaction or waiver, if permissible, of the conditions to the Merger. The Company shall be the Surviving Corporation and shall continue its existence under the laws of Delaware, and the Certificate of Incorporation and the Bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation (except the name of the Surviving Corporation shall be Schwarzkopf & DEP, Inc.). The directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation until their death, permanent disability, resignation or removal or until their respective successors are duly elected and qualified. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company, all of which shall be canceled, and other than Dissenting Shares, as defined herein) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive in cash the Merger Consideration, upon the surrender of the certificate representing such Shares. The parties to the Merger Agreement shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a duly executed and verified certificate of merger, as required by the DGCL. The Merger will become effective upon such filing or at such time thereafter as is provided under applicable law.

    TERMINATION OF STOCK OPTIONS AND STOCK OPTION PLANS. At the Effective Time (or at such earlier time as Purchaser shall designate, which time may be immediately prior to the acceptance of Shares pursuant to the Offer), each holder of a then outstanding option to purchase Shares, whether or not then exercisable shall, in settlement thereof, be entitled to receive from the Surviving Corporation for each Share subject to such option, in lieu of such Share, an amount (subject to any applicable withholding tax as specified in the Merger Agreement or as may apply to payments made in connection with the performance of services) in cash equal to the difference between the Merger Consideration and the per share exercise or purchase price of such option to the extent such difference is a positive number (the "Option Consideration"). Upon receipt of the Option Consideration, the option shall be canceled. In the Merger Agreement, the Company has agreed to take, or cause to be taken, all action necessary, to ensure that the Company's stock option

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plans shall terminate as of the Effective Time. The Company's stock option plans shall terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time.

    STOCKHOLDER MEETING; RECOMMENDATION TO STOCKHOLDERS. Unless the Merger is consummated in accordance with the "short-form" merger provisions under the DGCL, and subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with applicable law, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the consummation of the Offer for the purpose of adopting the agreement and plan of merger set forth in the Merger Agreement, and subject to the fiduciary duties of its Board of Directors under applicable law as determined in good faith by the Board of Directors, following the receipt of advice of outside legal counsel, include in the Proxy Statement the recommendation of its Board of Directors that stockholders of the Company vote in favor of the adoption of the plan of Merger set forth in the Merger Agreement. Parent and Purchaser have agreed that, at the Special Meeting, all of the Shares acquired pursuant to the Offer or otherwise by Parent or Purchaser or any of their affiliates will be voted in favor of the Merger.

    If Purchaser or any other direct or indirect subsidiary of Parent shall acquire at least 90 percent of the outstanding shares of each class of capital stock of the Company, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and good standing, capital structure, subsidiaries, corporate authorization, absence of changes, Commission filings, consents and approvals, no defaults under of other agreements, investment banking fees, employee benefits, labor relations, litigation, taxes, compliance with applicable laws, environmental matters, intellectual property, real property, insurance, material contracts, related party transactions, liens and other matters.

    Purchaser and Parent have also made certain representations and warranties with respect to corporate existence and good standing, corporate authorization, Commission filings, consents and approvals, no violations of other agreements and other matters.

    CONDUCT OF BUSINESS AND OTHER COVENANTS PENDING THE MERGER. The Company has agreed that, except as expressly contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the date on which a majority of the Company's directors are designees of Parent or Purchaser, the Company will conduct, and will cause each of its subsidiaries to conduct, its operations according to its ordinary and usual course of business and consistent with past practice and the Company will use, and will cause each of its subsidiaries to use, its best efforts to preserve intact its business organization, to keep available the services of its current officers and employees and to preserve the goodwill of, and maintain satisfactory relationships with, those having business relationships with the Company and its subsidiaries. The Company has agreed to promptly advise Parent and Purchaser in writing of any change in the Company's or any of its subsidiaries' condition (financial or otherwise), properties, customer or supplier relationships, assets, liabilities, business prospects or results of operations which may reasonably be likely to have a Material Adverse Effect (as defined in the Merger Agreement).

    In addition, without limiting the generality of the foregoing and except as otherwise expressly provided in or contemplated by the Merger Agreement, during the period specified in the first sentence of the preceding paragraph, the Company has agreed that, without the prior written consent of Parent, it will not (and will not permit any of its subsidiaries to): (i) issue, sell, grant options or rights to purchase, pledge,

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or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge of (A) any securities of the Company or any of its subsidiaries, or grant or accelerate any right to convert or exchange any securities of the Company or any of its subsidiaries, other than Shares issuable upon exercise of the options or warrants outstanding on the date hereof or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; (ii) otherwise acquire or redeem, directly or indirectly, or amend any of the securities of the Company or any of its subsidiaries; (iii) split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of capital stock of the Company or any of its subsidiaries (other than cash dividends paid to the Company by its wholly-owned subsidiaries with regard to their capital stock); (iv) (1) make or offer to make any acquisition, by means of a merger or otherwise, of assets or securities, or any sale, lease, encumbrance or other disposition of assets or securities, in each case involving the payment or receipt of consideration of $100,000 or more, except for purchases of inventory made in the ordinary course of business and consistent with past practice, or (2) enter into or amend any or amend a Material Contract (as defined in the Merger Agreement) or grant any release or relinquishment of any rights under any material contract; (v) incur or assume any long-term debt or short-term debt except for short-term debt incurred under the Company's existing Revolving Credit Facility in the ordinary course of business consistent with past practice; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except wholly-owned subsidiaries of the Company; (vii) make any loans, advances or capital contributions to, or investments in, any other person (other than wholly-owned subsidiaries of the Company); (viii) change any of the accounting principles or practices used by it; (ix) make any tax election or settle or compromise any material U.S. federal, state or local income tax liability; (x) propose or adopt any amendments to its Certificate of Incorporation or Bylaws (or similar documents); (xi) grant any stock-related, performance or similar awards or bonuses; (xii) forgive any loans to employees, officers or directors or any of their respective affiliates or associates; (xiii) enter into any new, or amend any existing, employment, severance, consulting or salary continuation agreements with any officers, directors or employees, or grant any increases in the compensation or benefits to officers, directors and employees other than normal increases to persons who are not officers or directors in the ordinary course of business consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company; (xiv) make any deposits or contributions of cash or other property to fund or in any other way secure the payment of compensation or benefits under the Company's employee benefit plans or agreements subject to such plans other than in the ordinary course of business consistent with past practice; (xv) enter into, amend, or extend any collective bargaining or other labor agreement;
(xvi) adopt, amend or terminate any employee benefit plan or any other bonus, severance, insurance pension or other arrangement; (xvii) settle or agree to settle any suit, action, claim, proceeding or investigation (including any suit, action, claim, proceeding or investigation relating to the Merger Agreement or the transactions contemplated thereby) or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability or obligation (absolute or accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of liabilities reflected or reserved against in full in the financial statements as at April 30, 1998 or incurred in the ordinary course of business subsequent to April 30, 1998; or (xviii) agree in writing or otherwise to take any of the foregoing actions or any action which would make any representation or warranty in the Merger Agreement untrue or incorrect as of the date when made or as of a future date or would result in any of the conditions of the Offer (as set forth under "Certain Conditions of the Offer.") not being satisfied.

    NO SOLICITATION. The Company has agreed that it will not and will not permit any of its subsidiaries or their respective officers, directors, employees, representatives (including its investment bankers or attorneys), agents or affiliates to, directly or indirectly, solicit, encourage, initiate or participate in any way in any discussions or negotiations with, or provide any non-public information to, or afford any access to the properties, books or records of the Company or any of its Subsidiaries to, or otherwise assist or facilitate, any corporation, partnership, person or other entity or group (other than Parent or Purchaser or any

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affiliate or associate of Parent or Purchaser) concerning any Acquisition
Transaction (as defined in the Merger Agreement) or potential Acquisition Transaction; provided, however, that nothing contained in the Merger Agreement will prohibit the Board of Directors of the Company from furnishing information to or entering into discussions or negotiations with any person or entity that makes an unsolicited bona fide proposal to engage in an Acquisition Transaction that the Board of Directors of the Company determines in good faith represents a financially superior transaction for the stockholders of the Company when compared to the Offer and the Merger if, and only to the extent that, the Board of Directors determines in good faith, following the receipt of advice of outside legal counsel, that failure to take any such action is reasonably likely to be a breach by the Board of Directors of its fiduciary duties to the stockholders of the Company under applicable law; and provided further, however, that nothing contained in the Merger Agreement will prohibit the Company or its Board of Directors from taking and disclosing to the Company's stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. The Company has agreed that it will promptly notify Parent and Purchaser if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company and will promptly communicate to Parent and Purchaser the terms of any proposal or inquiry and the identity of the party making such proposal or inquiry which it may receive in respect of any such transaction including in the case of written proposals or inquiries, furnishing Parent and Purchaser with a copy of any such written proposal or inquiry (and all amendments and supplements thereto). Except as is required in the exercise of the fiduciary duties of the Board of Directors of the Company as determined in good faith, following the receipt of advice of outside legal counsel, the Company has agreed that it will, and will cause its Subsidiaries, affiliates and their respective officers, directors, employees, representatives and agents to, immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any parties other than Parent, Purchaser or any of their respective affiliates or associates conducted heretofore with respect to any Acquisition Transaction. Except as is required in the exercise of the fiduciary duties of the Board of Directors of the Company as determined in good faith, following the receipt of advice of outside legal counsel, the Company has agreed not to release any third party from any confidentiality or standstill agreement to which the Company is a party without Parent's prior written consent and to take all steps deemed necessary or appropriate by Parent to enforce to the fullest extent possible all such agreements.

    FEES AND EXPENSES. The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, except that under certain circumstances described in "Termination" below, the Company may be required to pay a termination fee.

    CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the proposed Effective Time, of the following conditions: (a) unless the Merger is consummated pursuant to the "short-form" merger provisions of the DGCL, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company required by and in accordance with applicable law; (b) all necessary waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated; (c) no statute, rule, regulation, executive order, judgment, decree or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority against Parent, Purchaser or the Company and be in effect that prohibits or restricts the consummation of the Merger or makes such consummation illegal or otherwise materially restricts Parent's or Purchaser's exercise of full rights to own and operate the Company (each party agreeing to use all reasonable efforts to have such prohibition lifted); and (d) Purchaser shall have accepted for purchase and paid for the Shares tendered pursuant to the Offer; provided, however, that this condition will be deemed satisfied if Purchaser shall have failed to purchase Shares pursuant to the Offer in violation of the terms of the Merger Agreement.

    The obligations of Purchaser and Parent to effect the Merger are further subject to the satisfaction or waiver, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) the

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Company shall have performed and complied in all material respects with all agreements and obligations and conditions required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time; (b) the representations and warranties of the Company contained in the Merger Agreement that are qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects in each case on the date of the Merger Agreement and at and on the proposed Effective Time; and (c) the Company shall have furnished such certificates of its officers to evidence compliance with the conditions described in the preceding paragraph as may be reasonably requested by Purchaser.

    The obligations of the Company to effect the Merger are further subject to the satisfaction or waiver, where permissible, on or prior to the proposed Effective Time of the following conditions: (a) Parent and Purchaser shall have performed and complied in all material respects with all agreements and obligations required by the Merger Agreement to be performed or complied with by them on or prior to the proposed Effective Time; (b) the representations and warranties of Purchaser and Parent qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects; and (c) Parent or Purchaser shall have delivered to the Company an officer's certification that each of the preceding conditions have been satisfied.

    For a description of the conditions of the Offer, see "Certain Conditions of the Offer."

    TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time: (a) by mutual written consent of the Boards of Directors of Company and Parent; (b) by Parent or the Company, if the Effective Time shall not have occurred on or before December 31, 1998 (provided that this right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date); (c) by Parent or the Company, if any court of competent jurisdiction in the United States or Canada or other United States or Canadian governmental body shall have issued an order, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Merger Agreement or the Stock Option Agreements and such order, decree, ruling or other action shall have become final and non-appealable; (d) (i) by the Company, if Purchaser fails to commence the Offer as provided in Section 1 and (ii) by Parent, if the Offer expires or is terminated on account of the failure of a condition specified in
Section 14 without any Shares being purchased thereunder; (e) by Parent, if (i) the Board of Directors or any committee thereof of the Company withdraws or modifies or amends in a manner adverse to Parent or Purchaser its authorization, approval or recommendation of the Offer or the Merger or this Merger Agreement or shall have resolved to do any of the foregoing or shall have failed to have reiterated its recommendation within five business days of any written request by Parent or Purchaser therefor or (ii) the Company or any of its Subsidiaries (or the Board of Directors or any committee thereof of the Company) shall have approved, recommended, authorized, publicly announced its intention to enter into or filed a Schedule 14D-9 not opposing any Acquisition Transaction with a party other than Parent, Purchaser or any of their affiliates, or shall have resolved to do any of the foregoing; (f) by Parent or the Company, if the other party (or, in the case of termination by the Company, if Purchaser) shall have breached or failed to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement which is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct in any material respect when made or at any time prior to the Effective Time as if made at and as such time; (g) by Parent, if at any time prior to the purchase by Purchaser of all of the Shares subject to the Stockholder Options, the Stockholder Option Agreements shall not be in full force and effect, or the Option Grantors shall have breached in any material respect any representation, warranty or covenant contained in the Stockholder Option Agreements; or (h) by the Company, to allow the Company to enter into an agreement in respect of an Acquisition Transaction that the Board of

Directors of the Company shall have determined represents a financially superior transaction for the stockholders of the Company when compared to the Offer and the Merger if, and only to the extent that, the Board of Directors shall have determined in good faith, following the receipt of advice of outside legal counsel, that failure to take any such action would be a breach by the Board of Directors of its fiduciary duties to the stockholders of the Company under applicable law; provided, that, prior to any such termination, the Company notifies Parent promptly of its intention to terminate the Merger Agreement and enter into an agreement with respect to an Acquisition Transaction and gives Parent an opportunity to match the terms of such agreement, which notice shall include the terms of such Acquisition Transaction and shall be given at least five business days prior to the termination of the Merger Agreement; provided, further, that such termination shall not be effective unless the Company contemporaneously pays Parent the fee described herein. In the event of termination, the Merger shall be abandoned and only liabilities arising prior to termination shall survive termination, except that (i) obligations under the Merger Agreement to keep information confidential, (ii) the termination fee provision and (iii) any provisions of the Merger Agreement relating to the Company Option Agreement or the Stockholder Option Agreements, shall survive termination.

    In the event that the Merger Agreement is terminated (i) pursuant to clauses
(e) or (h) of the prior paragraph or (ii) pursuant to any other provision of the prior paragraph (regardless of whether such termination is by Parent or the Company unless such termination results solely from a material breach by Parent or Purchaser of their respective obligations under the Merger Agreement) and (in the case of clause (ii) only) either (y) prior to such termination a Trigger Event (as defined below) has occurred or (z) prior to such termination a written proposal shall have been made relating to an Acquisition Event and within twelve months from the date of such expiration an Acquisition Event has occurred, then the Company shall pay to Parent a fee of $2,500,000 (the "Termination Fee").

    As used herein, "Acquisition Event" means the consummation of any (i) Acquisition Transaction or (ii) series of transactions that results in any person, entity or "group" (other than the Option Grantors and their affiliates and other than Parent, Purchaser or any of their affiliates) acquiring more than 50% of the outstanding Shares or assets of the Company in each case including through any open market purchases, merger, consolidation, recapitalization, reorganization or other business combination.

    As used herein, "Trigger Event" means the occurrence of any of the following events: (i) the Company or any of its Subsidiaries (or the Board of Directors or any committee thereof of the Company) shall have recommended, approved, authorized, proposed, filed a Schedule 14D-9 not opposing, or publicly announced its intention to enter into, any Acquisition Transaction (other than with Parent, Purchaser or any of its affiliates), or shall have resolved to do any of the foregoing; (ii) the Board of Directors or any committee thereof of the Company shall have withdrawn or modified or amended in any manner adverse to Parent or Purchaser its authorization, approval or recommendation to the stockholders of the Company with respect to the Offer, the Merger or the Merger Agreement, or shall have resolved to do any of the foregoing or shall have failed to have reiterated its recommendation within five business days of any written request by Parent or Purchaser therefor; or (iii) any person, entity or "group" (as that term is used in Section 13(d)(e) of the Exchange Act) (other than the Option Grantors and their affiliates and other than Parent, Purchaser or any of their affiliates and other than persons, entities or groups that are permitted to report their ownership of Shares with the SEC on Schedule 13G) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 20% of the then outstanding Shares.

    INDEMNIFICATION AND INSURANCE. Purchaser and Parent have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its subsidiaries (the "Indemnified Parties") as provided in indemnification agreements with the Company, the Company's Certificate of Incorporation or Bylaws, or the articles of organization, bylaws or similar documents of any of the Company's subsidiaries as in effect as of the date of the Merger Agreement with respect to matters occurring prior to the Effective Time including, without limitation, matters based in whole or in part on, or arising in whole or in part out of, or pertaining to this Merger Agreement or the transactions contemplated thereby, shall survive the Merger and shall continue in full force and effect for a period of not less than the statutes of limitations applicable to such matters. In addition, the Parent agrees to cause the Surviving Corporation to comply fully with its indemnification obligations.

    To the extent that the preceding paragraph does not indemnify and hold harmless an Indemnified Party, for a period of four years from and after the Effective Time, the Surviving Corporation and Parent have agreed to indemnify, defend and hold harmless the Indemnified Parties against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments of or in connection with any threatened or actual claim, action, suit, proceeding or investigation (an "Action") arising out of or pertaining to such individuals' services, prior to the Effective Time, as directors, officers or employees of the Company or any of its Subsidiaries or as trustees or fiduciaries of any plan for the benefit of employees of the Company or as (at the request of the Company) directors, officers or employees of another corporation or other enterprise (including, without limitation, matters based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby), in each case to the full extent permitted by applicable law.

    The Surviving Corporation will cause to be maintained in effect for a period of four years after the Effective Time (or, if the statute of limitations with respect to such claims is extended, for an additional period, not to exceed two years, equal to the length of such extension), in respect of acts or omissions occurring prior to the Effective Time (but only in respect thereof), policies of directors' and officers' liability insurance covering the persons currently covered by the Company's existing directors' and officers' liability insurance policies and providing substantially similar coverage to such existing policies; provided, however, that the Surviving Corporation will not be required to maintain directors' and officers' liability insurance policies to the extent that the aggregate annual cost of maintaining such policies exceeds $265,000 (the "Cap"); and provided further that, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap.

    In the event an Action is brought against any Indemnified Parties for which indemnification may be sought in accordance with the provisions of the Merger Agreement, (i) such Indemnified Parties shall notify the Company (or, after the Effective Time, the Surviving Corporation and Parent) in writing promptly after such Indemnified Party receives notice of such Action and shall deliver to the Company (or, after the Effective Time, the Surviving Corporation and Parent) the undertaking contemplated by Section 145(e) of the DGCL, (ii) the Company (or, after the Effective Time, the Surviving Corporation or Parent) shall be entitled to assume the defense thereof and, after notice from the Company (or the Surviving Corporation or Parent, as applicable) to the Indemnified Parties that it so chooses, the Company (or the Surviving Corporation or Parent, as applicable) shall not be liable to the Indemnified Parties for any legal fees or expenses subsequently incurred by any Indemnified Party in connection with the defense thereof (provided, however, that if (x) the Company (or the Surviving Corporation and Parent, as applicable) does not elect to assume the defense thereof, (y) the Company (or the Surviving Corporation and Parent, as applicable) otherwise authorizes the Indemnified Party to retain counsel for the defense thereof or (z) the assumption of the defense thereof by the Company (or the Surviving Corporation or Parent, as applicable) would present counsel selected by the Company (or the Surviving Corporation or Parent, as applicable) with a conflict of interest or if such counsel's representation of the Indemnified Parties would otherwise be inappropriate under the applicable standards of professional conduct, then the Company (or the Surviving Corporation and Parent, as applicable) will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, and reasonably acceptable to Parent), and (iii) the Company (or the Surviving Corporation and Parent, as applicable) will cooperate in the defense of any such matter; provided, however, that none of the Company, the Surviving Corporation or Parent shall be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and provided further that the Company (or the Surviving Corporation and Parent, as applicable) shall not be obligated pursuant hereby to pay the fees and expenses of more than one counsel for all Indemnified Parties in any single Action, except to the extent that, in the reasonable opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have conflicting interests in the outcome of such Action.

    AMENDMENT. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Boards of Directors of the Company, Parent and Purchaser (subject in the case of the Company to the last paragraph of "Board Representation" herein) at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

    OTHER AGREEMENTS. Each party has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement. However, nothing in the Merger Agreement (other than as expressly provided therein) shall obligate Parent or Purchaser to keep the Offer open beyond the expiration date set forth in the Offer, and none of Parent, Purchaser or any of their subsidiaries or affiliates is obligated (i) to limit or not to exercise any rights of ownership of any securities (including the Shares), or to divest, dispose of or hold separate any securities or all or a portion of their respective businesses, assets or properties or of the business, assets or properties of the Company or any of its subsidiaries or (ii) to limit the ability of such entities (A) to conduct their respective businesses or own such assets or properties or to conduct the businesses or own the properties or assets of the Company and its subsidiaries or (B) to control their respective businesses or operations or the businesses or operations of the Company and its subsidiaries. In addition, among other things, (x) each of the Company, Parent and Purchaser has agreed to use its reasonable best efforts to make promptly any required submissions under the HSR Act which the Company and Parent and Purchaser determine should be made, in each case, with respect to the Offer, the Merger Agreement, the Company Option Agreement or the Stockholder Option Agreements and (y) Parent, Purchaser and the Company have each agreed to cooperate with one another (i) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the Company's business in connection with the consummation of the transactions contemplated by the Merger Agreement, and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers and (z) the Company has agreed that it will use its reasonable best efforts promptly to grant such approvals and to take or cause to be taken such actions as are necessary to eliminate or minimize the effects on the transactions contemplated hereby of any antitakeover statute, regulation or charter provision that is or shall become applicable to the transactions contemplated hereby (except, in the case of any such approval or action by the Board of Directors of the Company, to the extent that the Board of Directors determines in good faith, following the receipt of advice of outside legal counsel, that granting such approval or taking such action is reasonably likely to be a breach by the Board of Directors of its fiduciary duties to the stockholders of the Company under applicable law).

    TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms and subject to the conditions set forth above, there can be no assurance as to the timing of the Merger.

Certain Conditions of the Offer

    Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered until the expiration of any applicable waiting period for the Offer and the Stockholder Options granted pursuant to the Stockholder Option Agreements under the HSR Act, and Parent may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (i) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates or which Parent and its affiliates have the right to acquire pursuant to the Company Option Agreement, shall not constitute at least 90% of the outstanding Shares on a fully diluted basis, provided, however, that the Minimum Condition may be required to be amended in accordance with the Merger Agreement as set forth in Section 1 herein, or (ii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following events shall occur or exist:

        (a) there shall have been any action taken, or any statute, rule, regulation, judgment, order or injunction, proposed, sought, promulgated, enacted, entered, enforced or deemed applicable to the Offer, the Stockholder Options, the Top-Up Option or the Merger, that would or is reasonably likely to (i) make the acceptance for payment of, or payment for or purchase of some or all of the Shares pursuant to the Offer, the Stockholder Options or the Top-Up Option illegal, or otherwise restrict or prohibit the consummation of the Offer, the Stockholder Options, the Top-Up Option or the Merger, (ii) result in a significant delay in or restrict the ability of Purchaser to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, the Stockholder Options or the Top-Up Option or to effect the Merger, (iii) render Purchaser unable to accept for payment or pay for or purchase some or all of the Shares pursuant to the Offer, the Stockholder Options or the Top-Up Option, (iv) impose material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer, the Stockholder Options or the Top-Up Option on all matters properly presented to the stockholders of the Company, (v) require the divestiture by Parent, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Parent, Purchaser, the Company, or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any material portion of their respective businesses, assets or properties or impose any material limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or Shares or on the ability of Parent or Purchaser to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its subsidiaries, or (vi) impose any material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates effectively to control the business or operations of the Company, Parent, Purchaser, or any of their respective subsidiaries or affiliates.

        (b) there shall have been instituted or pending any action, proceeding or counterclaim by or before any governmental, administrative or regulatory agency or instrumentality or before any court, arbitration tribunal or any other tribunal, domestic or foreign, challenging the making of the Offer or the acquisition by Purchaser of the Shares pursuant to the Offer or the Stockholder Options or the Top-Up Option or the consummation of the Merger, or seeking to obtain any material damages, or seeking to, directly or indirectly, result in any of the consequences referred to in clauses (i) through (viii) of paragraph (a) above;

        (c) any of the Stockholder Option Agreements shall not be in full force and effect or any of the Option Grantors shall have breached in any material respect any representation, warranty or covenant contained therein;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange in the United States, including the NASDAQ stock market, or the Frankfurt Stock Exchange, for a period of more than one full trading day,
    (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks in the United States or Germany, (iii) the commencement of a war, armed hostilities or any other international or national calamity involving the United States or Germany, or (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof;

        (e) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than the Parent or the Option Grantors or any of their respective affiliates (and other than persons, entities or groups that are permitted to report their ownership of Shares with the SEC on Schedule 13G) shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 20% of the outstanding Shares;

        (f) the Company or any of its subsidiaries (or the Board of Directors or any committee thereof of the Company) shall have approved, recommended, authorized, proposed, filed a Schedule 14D-9 not opposing, or publicly announced its intention to enter into, any Acquisition Transaction (other than with the Parent, Purchaser or any of their affiliates) or shall have resolved to do any of the foregoing;

        (g) there shall have occurred any change, condition, event or development in the business, condition (financial or otherwise), assets, liabilities, results of operations or prospects of the Company or any of its subsidiaries that is, or is reasonably likely to be, materially adverse to the Company and its subsidiaries taken as a whole or that materially impairs the ability of the parties to consummate the Offer or the Merger;

        (h) the Company shall have breached or failed to comply in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement or the Company Option Agreement or any representation or warranty of the Company contained in the Merger Agreement, that is qualified as to materiality, shall not be true and correct, or any such representation or warranty that is not so qualified, shall not be true and correct in any material respect, in each case either as of when made or at any time thereafter;

        (i) the Merger Agreement shall have been terminated pursuant to its terms or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer; or

        (j) the Board of Directors or any committee thereof of the Company shall have modified or amended in any manner adverse to Parent or Purchaser or shall have withdrawn its authorization, approval or recommendation of the Offer, the Merger or the Merger Agreement, or shall have resolved to do any of the foregoing or shall have failed to have reiterated its recommendation within five business days of any written request by Parent or Purchaser therefor;

which, in the good faith judgment of Parent or Purchaser, in any case, and regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates permitted by the Merger Agreement) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted regardless of the circumstances (including any action or inaction by Parent or Purchaser or any of their affiliates permitted by the Merger Agreement giving rise to any such condition) or waived by Parent or Purchaser in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement; provided, however, that the Minimum Condition may not be waived without the Company's consent. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding on all parties.

Stockholder Option Agreements

    TENDER OF SHARES. Pursuant to the terms of the Stockholder Option Agreements, copies of which have been filed with the Commission as EXHIBITS 6, 7, AND 8 hereto, Robert H. Berglass, The Berglass Charitable Remainder Trust UDT 7/8/98 and The Berglass 1995 Irrevocable Trust UDT 6/27/95 (collectively, the "Option Grantors") have agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the Option Grantors' Shares. The Option Grantors together beneficially own 2,161,460 Shares, constituting approximately 31.4% of the outstanding Shares.

    VOTING OF SHARES. At any meeting of the stockholders of the Company, however called, or in connection with any written consent of stockholders of the Company, the Option Grantors have agreed to vote (or cause to be voted) all the Shares held of record or beneficially owned by the Option Grantors (and in the case of Shares not held of record by the Option Grantors, subject to the Option Grantors' voting direction) (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement, the Company Option Agreement and approval of the terms of each and each of the other actions contemplated under such agreements and any actions required in furtherance thereof and (ii) against any proposal relating to an Acquisition Transaction and against any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Option Agreements or result in a breach in respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Company Option Agreement or which would result in any of the conditions to the Offer set forth under "Certain Conditions to the Offer" not being fulfilled.

    OPTION. To induce Parent and Purchaser to enter into the Merger Agreement, the Option Grantors have granted Purchaser options (the "Stockholder Options") to purchase the Option Grantors' Shares at the Offer Price, subject to increase as set forth below (the "Purchase Price"). The Stockholder Options may be exercised, in whole but not in part, by written notice to the Option Grantor, for a period of ten (10) business days (the "10 Day Period") following termination of the Merger Agreement or termination of the Offer, whichever shall first occur; provided that, prior to such termination, either (i) a Trigger Event shall have occurred or (ii) (A) the Company shall have received a written proposal from any person other than Parent, Purchaser or any affiliate of Parent or Purchaser for an Acquisition Transaction, which proposal shall not have expired or been withdrawn, (B) the Merger Agreement shall have been terminated by Parent pursuant to the rights described under paragraphs (b), (d)(ii), (f) or
(g) of "The Merger Agreement--Termination" herein and (C) at the time of such termination the Minimum Condition shall not have been satisfied. Notwithstanding the foregoing, the Stockholder Options may not be exercised until: (i) all waiting periods under the HSR Act, required for the purchase of the Option Grantors' Shares upon such exercise shall have expired or been waived and any other conditions under the other Antitrust Laws shall have been satisfied and
(ii) there shall not be in effect any preliminary injunction or other order issued by any Governmental Entity prohibiting the exercise of the Stockholder Options; provided that if (i) all HSR Act waiting periods shall not have expired or been terminated or (ii) there shall be in effect any such injunction or order, in each case on the expiration of the 10 Day Period, the 10 Day Period shall be extended until five (5) business days after the later of (A) the date of expiration or termination of all HSR Act waiting periods, and (B) the date of removal or lifting of such injunction or order.

    In the event the Option Grantors' Shares are acquired by Purchaser pursuant to the exercise of the Stockholder Options (the "Acquired Securities") and, either before or at any time within the one-year period following such acquisition, Parent, Purchaser or any affiliate of Parent or Purchaser shall acquire Common Stock (other than from the Company) at a price in excess of the Purchase Price, then the Purchase Price shall be increased to such higher price. If the purchase of the Acquired Securities has been completed at the time of such increase, the Option Grantor will be entitled to receive, and Purchaser will promptly (and in no event more than 48 hours following such increase) pay to the Option Grantor, by wire transfer of same day funds to such account as the Option Grantor shall designate, the amount of the increase.

    In the event the Option Grantors' Shares are acquired by Purchaser pursuant to the exercise of the Stockholder Options, the Option Grantors will be entitled to receive, and Purchaser will promptly (and in no event more than 48 hours following such Sale) pay to the Option Grantor, upon any subsequent disposition, transfer or sale to an unaffiliated third party ("Sale") of all or any portion of the Acquired Securities within the one-year period following such acquisition, an amount per share in cash equal to the excess, if any, of the net proceeds received per share in the Sale over the Purchase Price. Any such payment shall be made by wire transfer of same day funds to such account as the Option Grantor shall designate.

    RESTRICTIONS ON TRANSFER. Except as contemplated by the Stockholder Option Agreements and the Merger Agreement, the Option Grantors shall not (i) offer to transfer (which term includes, without limitation, any sale, tender, gift, pledge (other than a pledge which does not impair such Option Grantor's ability to perform under the Stockholder Option Agreements), assignment or other disposition), transfer or consent to any transfer of, any or all of their Shares or any interest therein, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of their Shares or any interest therein, (iii) grant any proxy, power-of-attorney or other authorization or consent in or with respect to their Shares, (iv) deposit their Shares into a voting trust or enter into a voting agreement or arrangement with respect to their Shares or (v) take any other action that would in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Option Agreements or the transactions contemplated thereby or by the Merger Agreement or the Company Option Agreement (including, without limitation, any action that would cause the Merger to be subject to Section 1101 of the
CGCL).

    NO SOLICITATION. Each of the Option Grantors has agreed, in its capacity as a stockholder of the Company, that neither the Option Grantor nor any affiliates, representatives or agents shall (and, if the Option Grantor is a corporation, partnership, trust or other entity, the Option Grantor shall cause its officers, directors, partners, and employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, Purchaser or any of their respective affiliates or representatives) concerning any proposal relating to an Acquisition Transaction. The Option Grantors have agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any proposal relating to an Acquisition Transaction. The Option Grantors have agreed to communicate to Parent, to the same extent as required by the Company as described above, the terms, and other information concerning, any proposal, discussion, negotiation or inquiry and the identity of the party making such proposal or inquiry which an Option Grantor may receive in respect of any such Acquisition Transaction.

Company Option Agreement

    TOP-UP OPTION. Pursuant to the terms of the Company Option Agreement, a copy of which has been filed with the Comission as EXHIBIT 9 hereto the Company has granted to Purchaser an irrevocable option (the "Top-Up Option"), exercisable if Purchaser acquires at least 85% of the then outstanding Shares pursuant to the Offer, to purchase that number of Shares (the "Top-Up Option Shares") equal to the lowest number of Shares that, when added to the number of Shares owned by Purchaser at the time of such exercise, shall constitute one share more than 90% of the Shares then outstanding (assuming issuance of the Top-Up Option Shares) at a price equal to $5.25 per share (the "Option Price"); provided, however, that the Top-Up Option shall not be exercisable unless immediately after such exercise Purchaser would own more than 90% of the Shares then outstanding.

    Purchaser may exercise the Top-Up Option, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event (as defined below) and prior to the occurrence of a Top-Up Termination Event (as defined below).

    A "Top-Up Exercise Event" will occur upon Purchaser's acceptance for payment pursuant to the Offer of Shares constituting more than 85% but less than 90% of the Shares then outstanding. A "Top-Up Termination Event" means (i) the Effective Time, (ii) the date which is 10 business days after the occurrence of the Top-Up Exercise Event (or such later date on which the closing of a purchase of Shares pursuant to the Company Option Agreement may be consummated), or (iii) the termination of the Merger Agreement.

Employment Agreements (July 1998)

    In connection with entering into the Merger Agreement, the Company entered into the July 1998 Agreements with Mr. Berglass and Mr. Johnson which become effective upon the acquisition by Parent (or an affiliate of Parent) of a majority of the Shares. Copies of the July 1998 Agreements have been filed with the Commission as EXHIBITS 10 AND 11 hereto. Upon their effectiveness, the July 1998 Agreements will reduce the respective employment terms of Mr. Berglass and Mr. Johnson to three (3) years and replace the March 23, 1998 Agreements in their entirety. Under the July 1998 Agreements, Mr. Berglass will receive a Base Salary of not less than $565,000 and Mr. Johnson will receive a Base Salary of not less than $227,000, and both will receive incentive compensation pursuant to the Henkel Corporation Management Incentive Plan ("MIP") and the Henkel Corporation Long-Term Incentive Plan ("LTI"), provided, that such annual incentive compensation shall not be less than $250,000 (or $100,000 in the case of Mr. Johnson). In addition, Mr. Berglass and Mr. Johnson are entitled to other benefits on a basis not less favorable than those which are currently provided to them by the Company. In the event Mr. Berglass' or Mr. Johnson's employment is terminated during the term of the applicable July 1998 Agreement for any reason other than Good Cause, death, or permanent and total disability, or in the event Mr. Berglass or Mr. Johnson terminates his employment for Good Reason, such person will be entitled to receive the greater of: (i) a one time lump sum equal to the Base Salary and guaranteed minimum incentive compensation for the remainder of the three year initial term of the July 1998 Agreement and the right to participate in all medical and dental, insurance and other benefits of the Company until such time as he is eligible for Medicare benefits, or (ii) severance and continuation benefits under the Henkel Corporation Severance Pay Plan. Under his July 1998 Agreement Mr. Berglass may not engage in competitive activities for a period of six months, subject to the Company's option to extend for an additional six month period, after his employment terminates. Until the effectiveness of the July 1998 Agreements, Mr. Berglass and Mr. Johnson will continue to be employed pursuant to the terms of their respective March 1998 Agreements.

Confidentiality Agreement

    Pursuant to an agreement dated as of November 3, 1997 (the "Confidentiality Agreement") between the Company and Parent, the Company has supplied Parent with certain non-public, confidential and proprietary information about the Company. Parent has agreed in the Confidentiality Agreement that it, together with its directors, officers, employees, agents and representatives, will keep confidential all such information supplied by the Company and that it will not, without the prior written consent of the Board of Directors of the Company, until November 3, 1999, acquire or offer to acquire any securities or assets of the Company or enter into or propose to enter into any business combination involving the Company. In the Merger Agreement, the Company has represented and warranted that the making of any offer and proposal and the taking of any other action by Parent or Purchaser in connection with the Merger Agreement, the Company Option Agreement and the Stockholder Option Agreements and the transactions contemplated hereby and thereby have been consented to by the Board of Directors of the Company in accordance with the terms and provisions of the Confidentiality Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation. At a meeting of the Company's Board of Directors held on July 13, 1998, the Board, by unanimous vote, (i) determined that the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, (ii) approved the Merger Agreement, the Offer and the Merger and
(iii) recommended that the holders of Shares accept the Offer and approve the Merger Agreement. A letter to the Company's stockholders from the Company's Chairman of the Board and President, dated July 20, 1998, which includes the Board's recommendation to the Company's stockholders, is attached AS EXHIBIT 12 hereto and is incorporated herein by reference.

    (b) Background; Reasons for the Board's Recommendation.

    BACKGROUND. Since the middle of 1995, as a result of the Company's highly leveraged capital structure and its relatively small size in a consolidating industry with a number of larger and better capitalized competitors, the Company has been exploring a variety of potential strategic alternatives in order to address such factors, including raising capital by issuing additional equity securities of the Company, selling one or more of the Company's product lines and selling the Company. Accordingly, pursuant to an engagement letter entered into in June 1995 the Company retained Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), an investment banking firm, to evaluate and advise the Company regarding these alternatives. In connection with such engagement, DLJ prepared an offering memorandum regarding the Company and made preliminary contacts with potential strategic and financial investors.

    Between June 1995 and April 1996, the Company pursued contacts with a number of such potential partners. During this period, the Company signed confidentiality agreements with approximately 60 entities and permitted approximately 25 entities to conduct a preliminary due diligence review of the Company. Although the Company engaged in substantive discussions with several of these potential transaction partners, no transaction was agreed upon.

    In April 1996, the Company filed for protection under the federal bankruptcy laws, and subsequent thereto continued to discuss and meet with potential strategic and financial partners. Upon the effectiveness of its Second Amended Plan of Reorganization, the Company emerged from bankrupty in November 1996 and thereafter continued from time to time to engage in preliminary discussions regarding possible transactions with prospective strategic and financial partners. In November 1997, the Company commenced discussions with Parent regarding the possible acquisition of the Company by Parent. The Company executed a confidentiality agreement with Parent and provided Parent with certain financial, corporate and other information concerning the Company. Executives of the Company met several times with representatives of Parent, but no firm proposal was made. In December 1997, Parent informed the Company that for internal reasons it had decided not to pursue a transaction with the Company at that time.

    In early January 1998, the Company approached one of its debt holders about a possible equity investment in the Company by such debt holder and the concurrent retirement of portions of the Company's debt. Company executives initiated discussions with such holder and in early March 1998, received an offer to purchase 40% of the Company's equity at $3.00 per share (the "March 1998 Offer"). After a review of the terms of such proposal at a regular meeting of the Board on March 23, 1998, the Board determined that it would be in the best interests of the Company to retain the services of Houlihan Lokey Howard & Zukin ("Houlihan Lokey") to evaluate such offer and to consider other strategic alternatives of the Company.

    The Company was unable to reach a definitive agreement regarding the March 1998 Offer, but with the advice and assistance of Houlihan Lokey, executives of the Company continued to pursue discussions with other entities regarding potential equity investments or debt restructurings. These discussions continued through May 1998, but no transaction resulted from such discussions.

    In early May 1998, Robert Berglass, the Company's Chairman and President, contacted Parent regarding a possible transaction between the Company and Parent. A representative of Parent visited the Company's offices on May 7, 1998 and met with Company executives. At such meeting, Mr. Berglass proposed an equity investment in the Company by Parent of approximately 20% of the outstanding equity. Parent's representative indicated that Parent was interested in pursuing a transaction with the Company, but that Parent generally preferred a purchase of all of the Company's outstanding stock.

    From June 4 through June 6, 1998, discussions between the Company and Parent continued in Los Angeles, with representatives from their respective advisors, Houlihan Lokey and Rhone Group LLC, in attendance. At these meetings, the framework of a potential transaction involving the acquisition of the Company by Parent was outlined. Parent indicated that any transaction would need to include the grant of an option to Parent to purchase stock owned by Mr. Berglass and certain family trusts of Mr. Berglass in the event the transaction was not consummated in certain circumstances. Both parties expressed a willingness to continue negotiations in the hope of reaching agreement. During the week of June 9, 1998, the Company's management held informal telephonic discussions with its outside directors regarding the recent developments in the discussions with Parent.

    On June 15, a meeting of the Board of Directors of the Company was held, at which time Mr. Berglass advised the Board of the possibility of a transaction with Parent. After a discussion, including advice from Houlihan Lokey, the Board unanimously determined that negotiations with respect to such a transaction should continue. From June 17 through June 19, 1998, Parent undertook a due diligence investigation of the Company and also commenced preparation of documentation with respect to the transaction. Parent thereafter delivered initial drafts of the definitive documents to the Company.

    On June 30 and July 1, 1998, Mr. Berglass met with executives of Parent in Germany to continue negotiations regarding the terms of the transaction. At these meetings, Parent reiterated its insistence that the transaction include an option to purchase the stock owned by Berglass and certain Burglass family trusts if the proposed Merger Agreement were terminated.

    On July 2, 1998, the Board of Directors of the Company held another telephonic Board meeting. At the meeting, the Board, together with the Company's outside legal counsel and a representative from Houlihan Lokey, reviewed the terms and conditions of the Offer and the Merger as set forth in drafts of the Merger Agreement, the Stockholder Option Agreements and related documents. The Board heard presentations by its outside legal counsel with respect to the terms of the proposed transaction and the Board's fiduciary obligations under Delaware law. The Board also heard a presentation by the representative of Houlihan Lokey with respect to the financial terms of the proposed Offer and Merger. The Board, by unanimous vote, authorized Mr. Berglass to continue negotiations on the transaction documents.

    From July 3 through July 12, 1998, negotiations and document preparation continued. On July 10, 1998, the Board held a meeting to discuss the status of the negotiations. At this meeting, the Company's outside counsel and special Delaware counsel advised the Board regarding its fiduciary duties under applicable law and a representative of Houlihan Lokey delivered its oral opinion to the Board that the consideration to be received by the public stockholders of the Company in connection with the Offer and the Merger was fair to such holders from a financial point of view. Based upon such presentations, the Board unanimously voted to authorize Mr. Berglass to finalize the documentation for the transaction. The transaction documents were finalized on July 12 following a conference call among the Company, Parent and their respective counsel and financial advisors.

    On July 13, 1998, the Board held a telephonic meeting to discuss the results of the July 12 negotiations and to approve the final documents. The Board received Houlihan Lokey's written opinion that the consideration to be received by the public stockholders of the Company in connection with the Offer and the Merger is fair to such holders from a financial point of view. Based on such opinion and on the presentations delivered to it at the July 2 and July 10 meetings, the Board unanimously approved the Offer and the Merger. The transaction was publicly announced on the morning of July 14, 1998 and on July 20, 1998, Parent commenced the Offer.

REASONS FOR THE BOARD'S RECOMMENDATION.

    REASONS FOR THE BOARD'S CONCLUSIONS. In reaching the determination described in paragraph (a) above, the Board considered a number of factors, including, without limitation, the following:

        (i) The financial condition, results of operations, business and strategic objectives of the Company, as well as the risks involved in achieving those objectives;

        (ii) The highly-leveraged capital structure of the Company, the significant competition in and consolidation of the industry in which the Company operates, the relative size of the other participants in the industry and the available capital and resources of such other participants as compared to the available capital and resources of the Company;

       (iii) A review of the possible alternatives to the Offer and the Merger including the possibilities of continuing to operate the Company as an independent entity, a sale or partial sale of the Company through a merger or by other means, various financing alternatives involving the possible sale of the Company's equity; and, in respect of each alternative, the range of possible benefits to the Company's stockholders of such alternative and the timing and the likelihood of actually accomplishing such alternative;

        (iv) The advice of Houlihan Lokey, regarding the likelihood of other potential offers for the Company on terms more favorable to the stockholders of the Company than the Offer and the results of its efforts on behalf of the Company seeking indications of interest in other possible alternatives;

        (v) The financial and valuation analyses presented orally to the Board by Houlihan Lokey, including market prices and financial data relating to other companies engaged in businesses considered comparable to the Company and the prices and premiums paid in recent selected acquisitions of companies engaged in businesses considered comparable to those of the Company;

        (vi) The relationship of the Offer price to historical market prices of the Shares and to the Company's book value and liquidation value per Share;

       (vii) The written opinion of Houlihan Lokey that, based on certain assumptions and subject to certain limitations, the consideration to be received by the Company's public stockholders in the Offer and Merger is fair to such holders from a financial point of view. A copy of the written opinion of Houlihan Lokey, which set forth the assumptions made, matters considered and basis of its review, is filed as EXHIBIT 13 hereto and incorporated herein by reference;

      (viii) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement, including, without limitation, that the terms of the Merger Agreement will not prevent other third parties from making certain bona fide proposals subsequent to execution of the Merger Agreement, will not prevent the Company's Board from determining, in the exercise of its fiduciary duties in accordance with the Merger Agreement, to provide information to and engage in negotiations with such third parties, and will permit the Company, subject to the non-solicitation provisions and the payment of the termination fee discussed above, to enter into a transaction with a third party that would be more favorable to the Company's stockholders than the Offer and the Merger;

        (ix) The structure of the transaction, which is designed, among other things, to result in the holders of Shares receiving, at the earliest practicable time, the consideration to be paid in the Offer and the fact that the consideration to be paid in the Offer and the Merger is the same;

        (x) The fact that Parent required that the Option Grantors enter the Stockholder Option Agreements before it would consummate the transaction and its belief, notwithstanding such fact, that the Company would continue to be able to consider bona fide proposals from third parties;

        (xi) The likelihood that the proposed acquisition would be consummated, including the experience, reputation and financial condition of Parent and the risks to the Company if the acquisition were not consummated;

       (xii) The fact that the Offer and the Merger are not subject to a condition that Parent have available financing; and

      (xiii) The availability of dissenters' rights in the Merger under applicable law.

    In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to an engagement letter dated March 26, 1998, between the Company and Houlihan Lokey, subsequently amended as of June 8, 1998 (such engagement letter as so amended, the "Houlihan Engagement Letter"), the Company retained Houlihan Lokey as a financial advisor. The original engagement as of March 26, 1998 is referred to herein as the "Original Engagement" and the subsequent amendment to the terms of such engagement as of June 8, 1998 is referred to herein as the "Amended Engagement." Pursuant to the Original Engagement, Houlihan Lokey was retained by the Company (i) to assist it, in connection with a potential issuance of equity and/or debt securities and/or (ii) to act as the Company's advisor in connection with consideration and, if desired, negotiation of the terms of the March 1998 Offer and to render an opinion as to the fairness of such transaction if so requested. Pursuant to the Amended Engagement, Houlihan Lokey was also retained to advise the Company in connection with a potential transaction with Parent. In that regard, Houlihan Lokey was employed to assist the Company in negotiating and structuring the proposed transaction and to provide an opinion to the Company's Board of Directors with respect to the fairness of the proposed transaction from a financial point of view. Pursuant to the Houlihan Engagement Letter, as amended, the Company has agreed to pay to Houlihan Lokey, if a transaction with Parent is consummated, a transaction fee of one and one-eighth percent (1 1/8%) of the total transaction value with respect to such transaction. The transaction fee payable to Houlihan Lokey, assuming consummation of the Offer and the Merger on the terms described herein, is estimated to be approximately $1.0 million. In addition, the Company has agreed (i) to reimburse Houlihan Lokey for out-of-pocket expenses (including the reasonable fees and expenses of counsel) incurred in performing its services under the Houlihan Engagement Letter and (ii) to indemnify Houlihan Lokey and certain related persons against certain liabilities related to, or arising out of, Houlihan Lokey's engagement under the Houlihan Engagement Letter.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except for the transfer of 761,905 shares by Mr. Berglass to The Berglass Charitable Remainder Trust UDT 7/8/98 in July 1998, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender, pursuant to the Offer, all Shares held of record or beneficially owned by them.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1  Agreement and Plan of Merger dated as of July 13, by and among the Company,
           Parent and Purchaser.
Exhibit 2  Joint Press Release, issued by the Company and Parent on July 14, 1998.
Exhibit 3  The Company's Proxy Statement on Schedule 14A filed on October 29, 1997.
Exhibit 4  Employment Agreement dated as of March 23, 1998 between the Company and Robert
           Berglass.
Exhibit 5  Employment Agreement dated as of March 23, 1998 between the Company and Grant
           Johnson.
Exhibit 6  Stockholder Option Agreement, dated as of July 13, 1998, between Purchaser,
           Parent and Robert Berglass.
Exhibit 7  Stockholder Option Agreement, dated as of July 13, 1998, between Purchaser,
           Parent and Robert Berglass, as Trustee of the Berglass Charitable Remainder
           Trust.
Exhibit 8  Stockholder Option Agreement, dated as of July 13, 1998, between Purchaser,
           Parent and Judith Berglass, Trustee of the Berglass 1995 Irrevocable Trust.
Exhibit 9  Stock Option Agreement between Parent, Purchaser and the Company dated July 13,
           1998.
Exhibit    Employment Agreement dated as of July 8, 1998 between the Company and Robert
10         Berglass.
Exhibit    Employment Agreement dated as of July 8, 1998 between the Company and Grant
11         Johnson.
Exhibit    Letter to Stockholders of the Company dated July 20, 1998.*
12
Exhibit    Opinion of Houlihan Lokey Howard & Zukin dated July 13, 1998.*
13

------------------------
  * Included in copies of the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DEP CORPORATION

                                By:             /s/ ROBERT BERGLASS
                                     -----------------------------------------
                                     Name: ROBERT BERGLASS
                                     Title:  CHAIRMAN AND PRESIDENT

DATED: July 20, 1998